EXHIBIT 11

COMPUTATION OF BASIC AND DILUTED

EARNINGS PER SHARE

(UNAUDITED)

	For the Three Months Ended
	March 31, 2017	March 31, 2016
Number of shares on which basic earnings per share is calculated:
Weighted-average shares outstanding during period	942,440,901	961,729,448
Add — Incremental shares under stock-based compensation plans	4,213,258	2,020,910
Add — Incremental shares associated with contingently issuable shares	1,182,047	620,023
Number of shares on which diluted earnings per share is calculated	947,836,207	964,370,381

Income from continuing operations (millions)	$1,753	$2,016
Loss from discontinued operations, net of tax (millions)	(3)	(3)
Net income on which basic earnings per share is calculated (millions)	$1,750	$2,014

Income from continuing operations (millions)	$1,753	$2,016
Net income applicable to contingently issuable shares (millions)	—	—
Income from continuing operations on which diluted earnings per share is calculated (millions)	$1,753	$2,016
Loss from discontinued operations, net of tax, on which basic and diluted earnings per share is calculated (millions)	(3)	(3)
Net income on which diluted earnings per share is calculated (millions)	$1,750	$2,014

Earnings/(loss) per share of common stock:

Assuming dilution
Continuing operations	$1.85	$2.09
Discontinued operations	0.00	0.00
Total	$1.85	$2.09

Basic
Continuing operations	$1.86	$2.09
Discontinued operations	0.00	0.00
Total	$1.86	$2.09

Stock options to purchase 17,917 shares and 1,163,996 shares were outstanding as of March 31, 2017 and 2016, but were  not included in the computation of diluted earnings per share because the options’ exercise price during the respective period  was greater than the average market price of the common shares, and, therefore, the effect would have been antidilutive.